December 10, 2010
Via EDGAR, Facsimile and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number: (703) 813-6982
Attention: Mr. H. Roger Schwall
                 Mr. Ronald Winfrey
                 Mr. Douglas Brown
Re:	EOG Resources, Inc. (File No. 1-09743) • Form 10-K for the Fiscal Year Ended December 31, 2009 - Filed February 25, 2010 • Response Letter dated August 27, 2010 to Staff Comments dated August 17, 2010
Ladies and Gentlemen:
          On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated November 30, 2010, with respect to (i) the Company’s responses, dated August 27, 2010, to the Staff’s prior comments, dated August 17, 2010, and (ii) the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed with the Commission via the Commission’s EDGAR system on February 25, 2010 (the “2009 Form 10-K”).

United States Securities and Exchange Commission
December 10, 2010

          For your convenience, each response below is preceded by the Staff’s comment to which the response relates.
General
1.	We note your response to our prior comment 1 from our letter dated August 17, 2010. Please provide supplementally the information requested in our prior comment 1. In particular, quantify the limits of your coverage.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
2.	We note your response to our prior comment 2 from our letter dated August 17, 2010. Please quantify the assets and resources you reference in your response.
Response: As noted in our response to prior Staff comment 2, in the event of an oil spill or leak with respect to our operations, control of the source of the oil spill or leak would be EOG’s primary responsibility and would be under EOG’s direction; O’Brien’s Response Management Inc. (“O’Brien’s”) would direct the other aspects of the response (for example, containment and cleanup of the oil spill or leak). O’Brien’s has 200 trained, full-time employees and a network of over 600 trained personnel available to assist with a response. Moreover, in directing its aspects of a response, O’Brien’s would have access to the equipment owned and operated by the Clean Gulf Associates (“CGA”)/Marine Spill Response Corporation (“MSRC”) alliance as well as additional resources and equipment.
          Appendix E to EOG’s publicly filed Gulf of Mexico Regional Oil Spill Response Plan (which has been approved by the Bureau of Ocean Energy Management, Regulation and Enforcement) (the “BOEMRE Plan”) details the response equipment and other resources available to O’Brien’s and EOG (a courtesy copy of this Appendix E has been provided to the Staff (via facsimile and Federal Express) with this response letter). As described in such Appendix E and on CGA’s web site (http://www.cleangulfassoc.com), the inventory of CGA/MSRC response equipment and other resources available to O’Brien’s and EOG includes (but is not limited to):
•	a 174-foot barge designed for skimming extensive, long duration spills in the open sea, and which has the capability to recover up to 43,000 barrels of oil per day and store 4,000 barrels of oil;

•	four 46-foot skimming vessels, designed for skimming spills in shallow near-offshore and moderate offshore waters, and which each have the capability to recover up to 5,000 barrels of oil per day, to store 65 barrels of oil and to apply dispersants (which break down large patches of spilled oil into smaller patches);

United States Securities and Exchange Commission
December 10, 2010

•	a self-propelled barge designed for inland/shallow water skimming, which has the capability to recover up to 3,000 barrels of oil per day and store 100 barrels of oil;

•	nine “fast response” units, which can be loaded on to a vessel, are designed to be assembled and deployed in under one hour and which each have the capability to recover 3,770 barrels of oil per day and store 100 barrels of oil;

•	various “booms” (which collect and absorb spilled oil from the water) in lengths of 500 feet each, which can be airlifted with a helicopter and are designed to protect shorelines, adjoining waterways and wildlife from oil spills;

•	various tug boats and storage barges, with individual storage capacities ranging from 22,500 barrels of oil to 45,000 barrels of oil;

•	two oil spill response barges (the NRC Defender and the NRC Valiant), each approximately 200 feet in length, and with oil storage capabilities of 16,500 barrels and 20,892 barrels, respectively — this additional temporary storage, provided by National Response Corporation, would allow skimming vessels and barges (such as those described above) to remain at the spill location longer, without the need to return to shore to offload recovered oil;

•	other spill response contractors, which together can deploy 500-plus additional contract personnel to assist with a response;

•	mobile wildlife rehabilitation and support stations for the rehabilitation, care and cleanup of contaminated wildlife;

•	bird “scare away” guns, which are designed to discourage birds from landing in spilled oil; and

•	various emergency responders which have trained staff on call 24-hours a day to assist with the rehabilitation, care and cleanup of wildlife contaminated by oil spills.
          In addition, EOG and O’Brien’s, as “incident commander” under our BOEMRE Plan and our state-approved response/contingency plans, may contact other service and supply companies in the event additional equipment, materials or services are necessary in connection with a spill response. Appendix F to our BOEMRE Plan contains a list of the support services, equipment and supplies (including vendor contact information) available to O’Brien’s and EOG (a courtesy copy of this Appendix F has also been provided to the Staff (via facsimile and Federal Express) with this response letter). Such support services, equipment and supplies include (but are not limited to):

United States Securities and Exchange Commission
December 10, 2010

•	firefighting and jackup (lift) boats;

•	firefighting experts;

•	diving services;

•	lab services (e.g., for chemical and biological analysis);

•	spill tracking; and

•	air, land and marine transportation.
Engineering Comments
Supplemental Information to Consolidated Financial Statements, page F-33
Net Proved and Proved Developed Reserve Summary, page F-39
3.	Your response seven to our August 17, 2010 [comment] does not propose to present the figures for all the material changes to your proved undeveloped [reserves] during 2009. Item 1203(b) requires the disclosure of material changes in PUD reserves including, but not limited to, PUD reserves converted to proved developed reserves. The disclosure you cited does not fulfill the requirements of Item 1203(b) as it provides only the volumes converted to developed status and omits figures for those PUD volumes added/subtracted by revisions, drilling, acquisition etc. Please provide us with revised disclosure as required by Item 1203(b).
Response: Per the Staff’s comment, the following is revised disclosure for fiscal year 2009 regarding material changes to proved undeveloped reserves:
For the twelve month period ended December 31, 2009, total proved undeveloped reserves increased by 2,841.9 Bcfe to 4,917.9 Bcfe. Based on the new definition of proved undeveloped reserves and its applicability to large resource plays (see the discussion of technology employed on page F-34 of our 2009 Form 10-K), EOG added 2,671 Bcfe of proved undeveloped reserves, primarily in the Haynesville, Horn River, Barnett Combo and Marcellus shale plays. Purchases in place included 420 Bcfe of proved undeveloped reserves from the Rocky Mountain property exchange and the acquisition of Barnett Shale Combo assets (see Note 17). During the year, EOG drilled and transferred approximately 176 Bcfe of proved undeveloped reserves to proved developed at a total capital cost of $280.5 million. Revisions of proved undeveloped reserves totaled approximately negative 57 Bcfe. EOG does not have a material amount of reserves that have remained undeveloped for five years or more.

United States Securities and Exchange Commission
December 10, 2010

          We will provide corresponding disclosure in our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010.
4.	In part, your response eight states that you do not maintain a record of revisions due to performance separately from those due to other causes such as economics or ownership. With a view toward possible disclosure, explain to us the processes you use to ensure reliability of your proved reserve estimates. Address the lack of performance related revision history and its effect on the “look back” procedures, if any, you use in the reconciliation of year-to-year reserve changes.
Response: The following is a description of EOG’s processes for reserve estimation from page F-35 of the 2009 Form 10-K:
“EOG’s reserves estimation process is a collaborative effort coordinated by the Engineering and Acquisitions Department in compliance with EOG’s internal controls for such process. Reserve information as well as models used to estimate such reserves are stored on secured databases. Non-technical inputs used in reserve estimation models, including natural gas, natural gas liquids and crude oil prices, production costs, future capital expenditures and EOG’s net ownership percentages are obtained from other departments within EOG. EOG’s Internal Audit Department conducts testing with respect to such non-technical inputs. Additionally, EOG engages DeGolyer and MacNaughton (D&M), independent petroleum consultants, to perform independent reserves evaluation of select EOG properties of not less than 75 percent of proved reserves. EOG’s Board of Directors requires that D&M’s and EOG’s reserve quantities for the properties evaluated by D&M vary by no more than 5 percent in the aggregate. Once completed, EOG’s year-end reserves are presented to senior management, including the Chairman of the Board and Chief Executive Officer, the Senior Executive Vice President, Exploration, the Senior Executive Vice President, Operations, the Executive Vice President, Exploration and the Vice President and Chief Financial Officer for approval.”
          EOG accounts for and discloses a year-to-year reconciliation of reserve changes in accordance with Financial Accounting Standards Board Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimations and Disclosures.” The standard requires the disclosure of the revision component of the reconciliation, but does not require the revision component to be segregated by performance, ownership, operating expense, price and other effects. EOG calculates a revision due to price for each geographical area in the aggregate. As such, EOG’s revision history consists of revisions due to price and revisions due to performance and other factors. EOG conducts a technical review of reserves for each well on a gross basis which identifies the performance revisions.

United States Securities and Exchange Commission
December 10, 2010

          We will provide disclosure of revisions due to price and revisions due to performance and other factors in our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,
/s/ Timothy K. Driggers
Timothy K. Driggers
Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa Mr. Frederick J. Plaeger, II Ms. Ann D. Janssen Ms. Jill R. Miller Mr. Michael P. Donaldson